May 19, 2023

Re:    Masimo Corporation
PREC14A filed May 12, 2023
File No. 001-33642

Christina Chalk
Blake Grady

Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Christina Chalk and Blake Grady:

On behalf of Masimo Corporation (the “Company” or “Masimo”), a Delaware corporation, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 18, 2023 on the Company’s preliminary proxy statement on Schedule 14A filed on May 12, 2023. Concurrently with the submission of this letter, the Company is filing its first amendment to the preliminary proxy statement on Schedule 14A (the “Proxy Statement Amendment No. 1”) via EDGAR.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Proxy Statement Amendment No. 1 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Proxy Statement Amendment No. 1.
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Preliminary Schedule 14A Filed May 12, 2023

Fiscal 2022 Corporate Performance Highlights, page 17

1.Refer to the bar graph on page 18 containing certain non-GAAP measures. Please revise to present, with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 18 and 71 of the Proxy Statement Amendment No. 1 by removing the bar graph.

Background to the Solicitation, page 26

2.Words appear to be missing in the following sentence fragment on page 27: “While Company management offered to provide Mr. Koffey non-public information about the Company and management’s business strategies, subject to executing a customary nondisclosure agreement.” Please revise or advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 27 of the Proxy Statement Amendment No. 1.

3.We note your disclosure on pages 28-29 that “Mr. Kiani [] agreed to waive the DCCP for purposes of the 2023 Annual Meeting” (emphasis added). However, elsewhere in your proxy statement, you state that, in connection with the January 14, 2022 amendments to Mr. Kiani’s employment agreement, “Mr. Kiani has voluntarily irrevocably and permanently waived his right to treat the appointment of any lead independent director as ‘Good Reason’ under his employment agreement with the Company, to terminate employment, and to receive contractual separation payments on this basis” (emphasis added). Please clarify whether Mr. Kiani’s waiver of the DCCP relates solely to the 2023 Annual Meeting.

The Company respectfully advises the Staff that, as of the date hereof, Mr. Kiani has executed two separate waivers with respect to his rights under his employment agreement. Effective February 8, 2023, Mr. Kiani agreed that the valid election to the Board at the 2023 Annual Meeting only of any two individuals nominated by the Company stockholders in lieu of two of the Company’s current Board members will not be deemed to constitute a “Change-in-Control” for purposes of Section 9(iii) of the employment agreement. In addition, on March 22, 2023, Mr. Kiani irrevocably and permanently waived his rights pursuant to the employment agreement, to: (i) treat the appointment of any lead independent director of the Board as “Good Reason” under the employment agreement, and (ii) terminate (or deliver any termination notice) or make any claim under the employment agreement as a result of the appointment of any lead independent director of the Board.

To clarify the fact that Mr. Kiani has executed these two separate waivers, the Company respectfully advises the Staff that it has revised the disclosure on pages 28 and 29 of the Proxy Statement Amendment No. 1.

Proposal 1 - Election of Directors, page 122

4.Refer to the last two paragraphs on page 122 regarding the treatment of unmarked proxy cards versus voting instruction forms. You state that proxy cards that are unmarked as to Proposal 1 will be voted in accordance with the Board's recommendation. However, signed and returned voting instruction forms will be voted "WITHHOLD" on all nominees. With a view to revised disclosure, please explain the reason for the different treatment of the proxies and voting instruction forms here. We further note the disclosure on the proxy card as to how signed but unmarked proxy cards will be voted. Similarly, explain how signed but unmarked voting forms will be treated.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 122 of the Proxy Statement Amendment No. 1 and the proxy card to clarify that signed but unmarked voting forms will be voted in line with the Board’s recommendation with respect to Proposal No. 1, i.e., “FOR” the two (2) nominees proposed by the Board and named in the proxy statement and “WITHHOLD” on the non-recommended Politan nominees.

Proposal 6 - Advisory Vote to Approve the Increase to the Total Number of Authorized Members of our Board..., page 129

5.Please describe the impact of the Board expansion if Politan’s two nominees are elected. That is, discuss whether the expansion may have the effect of diluting the voting power of the Politan nominees if they are elected to the Board.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 129 of the Proxy Statement Amendment No. 1.

6.Disclose the anticipated timing of the Board expansion. In addition, expand to discuss how the Board will make the determination whether or not to abandon the Board expansion if Proposal 6 is not approved by shareholders.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 129 of the Proxy Statement Amendment No. 1.

Questions and Answers You May Have About These Proxy Materials and Voting, page 135

7.We note your disclosure on page 124 that “the holders of a majority of the shares present or represented by proxy and voting at the Annual Meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) will be required to ratify the selection of Grant Thornton as our independent registered public accounting firm...” However, disclosure on pages 141 and 142 states that the vote required for the proposal is “Majority Cast,” meaning “the number of votes cast ‘for’ the proposal must exceed the number of votes cast ‘against’ such proposal.” Given this apparent discrepancy, please revise or advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 124 of the Proxy Statement Amendment No. 1.

How do I vote?, page 138

8.It is our understanding that voting by telephone is not possible in proxy contests involving a universal proxy card. Please revise or advise.

The Company respectfully advises the staff that voting by telephone is possible in proxy contests for stockholders of record participating in the Annual Meeting, while with respect to beneficial owners the availability of telephone voting will depend on the voting process of the broker and nominee. To clarify this distinction, the Company respectfully advises the Staff that it has revised the disclosure on the last page of the “Letter to Masimo Corporation Stockholders From the Independent Directors” and pages 10, 15, 136 – 141 and 147 of the Proxy Statement Amendment No. 1.

Form of Proxy, page E-6

9.     Please ensure that the form of proxy is marked as “Preliminary.” See Rule 14a-6(e)(1).

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the form of proxy.

10.We understand from disclosure in the revised Politan proxy statement that Masimo provided the notice of its nominees for the director election on May 9, 2023. If this is the case, it appears that the notice was untimely under Rule 14a-19(d). Please advise.

The Company respectfully confirms to the Staff that it provided to Politan the notice of its nominees for the director election on May 9, 2023.
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If you have any questions regarding this submission, please contact Jeff Hartlin at 650-320-1804 (jeffhartlin@paulhastings.com).

Thank you for your time and attention.
Yours sincerely,
/s/ Jeff Hartlin
Jeff Hartlin